

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

24th July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2


03024804

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the acquisition of 33% of the equity of China Water Company Limited on 18th July 2003 - released on 24th July 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

ggk/jg/SC-ADR-Announcement/hd

dlw 7/25


Form Version 2.0

General Announcement

Submitted by S DARBY on 24-07-2003 05:16:37 PM
Reference No SD-030723-FD478

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition of 33% of the equity of China Water Company Limited

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Sime Darby Hong Kong Limited, had, on 18th July 2003, acquired 33% of the equity of China Water Company Limited ("CWC") jointly from Temasek Capital (Pte) Ltd. and Hongkong Land Limited, for a cash consideration of US$50.5 million.

CWC, incorporated in the Cayman Islands, is principally engaged in the investment and development of medium-sized water and wastewater infrastructure projects in the Peoples' Republic of China ("the PRC"). The acquisition of the 33% equity in CWC forms part of the Sime Darby Group's plans to increase its investments in the PRC.

The abovementioned investment is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interests, direct or indirect, in the said investment.

This announcement is dated 24th July 2003 and is made pursuant to Paragraph 10.07 of the Listing Requirements of the Kuala Lumpur Stock Exchange.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: